DEED OF AMENDMENT NO. 1 TO SALE AND PURCHASE AGREEMENT

This DEED OF AMENDMENT NO. 1 TO THE SALE AND PURCHASE AGREEMENT (this “Amendment”) is dated as of 18 July, 2022, by and between Cayman NIH VI BEIT Holdings, L.P., a Cayman Islands exempted limited liability partnership (“Seller”), and Littelfuse, Inc., a Delaware corporation (“Buyer”). The Seller and Buyer shall be referred to herein from time to time collectively as the “Parties” and each as a “Party”.

WHEREAS, the Parties entered into that certain Sale and Purchase Agreement, dated as of April 7, 2022 (the “Purchase Agreement”); and

WHEREAS, the Parties now intend to amend certain provisions of the Purchase Agreement as set forth herein pursuant to Clause 13.3 of the Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.    Defined Terms. Capitalized terms used herein that are not otherwise defined have the meanings set forth in the Purchase Agreement.
2.    Amendments to the Purchase Agreement.
The heading to Clause 4.7 is hereby amended by adding the following text to the end of the heading:
“; Termination of 401(k) Plan”
Clause 4.7 is hereby amended by adding the following text as a new paragraph following the existing text of such clause:
“The Seller shall cause C&K Components, LLC to adopt a resolution, in a form reasonably proposed by the Buyer in writing, to terminate, effective immediately prior to and contingent upon Completion, CoActive Technologies U.S. tax-qualified defined contribution plan (the “CoActive 401(k) Plan”). The Company shall provide the Buyer with evidence that such resolution has been duly passed. In connection with the termination of the CoActive 401(k) Plan, the assets thereof shall be distributed to the participants and Buyer shall permit each such participant who is then actively employed by Buyer or any of its Affiliates to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or a note (in the case of a participant loan) distributed to such employee from the CoActive 401(k) Plan to the applicable tax-qualified defined contribution plan maintained by Buyer and its Affiliates.”
Clause 5.6 is hereby amended by removing the text “and Completion shall have taken place”.
Clause 13.1(e) is hereby amended by deleting the following text:

“and for U.S. federal and applicable state and local Tax purposes, any payment of the Third Party Indebtedness or Shareholder Indebtedness pursuant to Clause 5.3(a)(ii) shall be treated as a contribution to the capital of the Company by the Buyer or series of contributions through the chain of relevant Group Members to the capital of the relevant debtor, followed by a payment by the Company or the relevant Group Member, as applicable, of the Third Party Indebtedness or Shareholder Indebtedness, as applicable,”.
Clause 13.1 is hereby amended to insert a new subclause (f) as follows, with conforming adjustments to the lettering of subclauses 13.1(f) to 13.1(k):
“It is specifically noted that it is the Buyer’s intention to onward transfer the shares in a number of the Subsidiaries that are entities subject to French corporate income tax (the “French Entities”) to another related entity subject to French corporate income tax with a view to including the French Entities in a French tax consolidation group. The present statement is made for the benefit of the provisions of Article 223 B, 9th paragraph, letter (c) of the French tax code.”
3.    No Liability. The Buyer acknowledges and agrees that neither the Seller nor any Seller Related Person shall have any liability (and any liability which the Seller and/or a Seller Related Person may otherwise have shall under no circumstances be increased) whatsoever as a result of the entry into this Amendment, the amendments set out above or the actions contemplated therein and the Buyer undertakes to indemnify the Seller and Seller Related Persons and to keep them indemnified from and against any and all losses, actual liabilities, payments, damages, fines, penalties, costs, charges or expenses (including, but not limited to, reasonably and properly incurred legal costs and expenses and payments arising out of any claims, demands, proceedings and judgments brought by or against any person or entity, but excluding professional fees incurred in connection with the preparation and finalisation of this Amendment), or any increases of the aforementioned, suffered or incurred by the Seller or Seller Related Persons in relation to or arising out of the entry into this Amendment, the amendments set out above or the actions contemplated therein (the “Indemnity”).
4.    Effect on Purchase Agreement. Other than as specifically set forth herein, all terms and provisions of the Purchase Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect.
5.    Miscellaneous. The provisions of Clause 10 (Assignment); Clause 11 (Entire Agreement); Clause 12 (No Recourse Against Seller Related Persons); Clause 13.2 (Illegality and severance); Clause 13.3 (Variation), Clause 13.4 (Waiver), Clauses 13.6 (Costs), Clause 13.8 (Rights of third parties), Clause 13.10 (Counterparts), Clauses 13.11 and 13.12 (Notices), and Clauses 13.20 and 13.21 (Governing Law and Jurisdiction) of the Purchase Agreement are incorporated by reference into this Amendment mutatis mutandis subject, in the case of Clause 11.1, to clause 8 below of this Amendment.
6.    Captions and Clauses. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment. All references in this Amendment to any

“Clause” are to the corresponding clause of the Purchase Agreement unless otherwise specified.
7.    Counterparts. This Amendment may be executed in any number of counterparts (including by means of e-mail in .pdf format), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
8.    Entire Agreement. This Amendment shall form a part of the Purchase Agreement for all purposes, and each Party shall be bound hereby. From and after the execution of Amendment by the Parties, any reference to the Purchase Agreement shall be deemed a reference to the Purchase Agreement as amended hereby, including for purposes of Clause 11.1 of the Purchase Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as a deed by their respective officers thereunto duly authorized, as of the date first written above.

EXECUTED and DELIVERED as a DEED by:
CAYMAN NIH VI BEIT HOLDINGS, L.P.
By: Cayman NIH VI Beit Holdings Management, Ltd., its general partner

By: /s/ Melanie Papatestas
    Name: Melanie Papatestas
                         Title: Director

EXECUTED and DELIVERED as a DEED by:
LITTELFUSE, INC.

By: /s/ Hans Weinburger
    Name: Hans Weinburger
Title: Assistant Secretary